Northern Dynasty Closes First Tranche of Financing for C$10.2 Million

August 31, 2015 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announces that further to its press release of August 10, 2015 it has completed a first tranche closing of the fundraising through a private placement of 25,624,408 Special Warrants exercisable into the Company’s listed common shares at a price of C$0.399 per Special Warrant, for gross proceeds of C$10.2 million. The Special Warrants will convert on exercise into common shares of Northern Dynasty on a one-for-one basis.

The Company is also advancing towards completing definitive agreements with Cannon Point Resources in respect of the acquisition of 100% of the outstanding shares of Cannon Point.

The securities to be issued pursuant to this transaction have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings are forward-looking statements. These statements include expectations about the likelihood of completing a financing and merger transaction and the ability of the Company to secure regulatory acceptance for its prospectus and registration statements. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission.